SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (Rule 14A-101)


                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]


Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Definitive Proxy Statement               [ ] Confidential, for Use of the
[ ] Definitive Additional Materials              Commission Only (as permitted)
[ ] Soliciting Material Pursuant to              by Rule 14a-6(e)(2)
    Rule 14a-11(c) or Rule 14a-12


                               JUNO LIGHTING, INC.
------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)


                         Lens Investment Management, LLC
                            Ram Trust Services, Inc.
                                Robert B. Holmes
                                John B. Goodrich
                                   Nell Minow
                                Robert A.G. Monks
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)


Payment of filing fee (Check the appropriate box):

[X] No Fee Required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies: Common Stock, $.01 par value, of Juno Lighting, Inc.
          ----------------------------------------------------------------------

     (2) Aggregate number of securities to which transaction applies: Not applicable.
          ----------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Not applicable.
          ----------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction: Not applicable.
          ----------------------------------------------------------------------

     (5)  Total Fee Paid: Not applicable.
          ----------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


NYFS01...:\07\16307\0009\1916\SCH2029R.470

     (1)  Amount Previously Paid: Not applicable.
          ---------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.: Not applicable.
          ---------------------------------------------------------------------

     (3)  Filing Party: Not applicable.
          ---------------------------------------------------------------------

     (4)  Date Filed: Not applicable.
          ---------------------------------------------------------------------


                                                              February 19, 1999

                                                               Preliminary Copy
                                                               ----------------

                                 PROXY STATEMENT
                    IN SUPPORT OF THE LENS GROUP'S PROPOSALS
                             IN CONNECTION WITH THE
                       1999 ANNUAL MEETING OF STOCKHOLDERS
                             OF JUNO LIGHTING, INC.


            This Proxy Statement is being furnished to stockholders of Juno Lighting, Inc. ("Juno" or the "Company") in connection with the solicitation by Lens Investment Management, LLC ("Lens"), Ram Trust Services, Inc. ("Ram"), Robert B. Holmes, John B. Goodrich, Nell Minow and Robert A.G. Monks (collectively, the "Lens Group"), who own, in the aggregate, 6.72% of the Company's outstanding shares of common stock, par value $.01 per share ("Common Stock"), for use at the 1999 Annual Meeting of Stockholders of the Company and at any adjournments thereof (the "1999 Annual Meeting"). According to Section 2 of Article II of the Company's By-Laws, an annual meeting of stockholders shall be held on the first Wednesday in April (i.e., April 7, 1999) or such other date as may be determined by the Company's Board of Directors. The Company has not yet announced the date, time, place or the record date of the 1999 Annual Meeting, but the Lens Group expects that the Company will provide such information in due course. Only stockholders of record at the close of business on the record date will be entitled to notice of and to vote at the 1999 Annual Meeting.


            NO PROXY CARD FOR USE AT THE 1999 ANNUAL MEETING IS INCLUDED WITH THIS PROXY STATEMENT BUT ONE WILL BE PROVIDED BY THE LENS GROUP AFTER THE COMPANY NOTIFIES STOCKHOLDERS OF THE RECORD DATE AND MATTERS TO BE VOTED UPON AT THE 1999 ANNUAL MEETING OR AT AN EARLIER DATE IF THE LENS GROUP DEEMS IT APPROPRIATE. ANY PROXY CARD SO DISTRIBUTED BY THE LENS GROUP WILL BE ACCOMPANIED OR PRECEDED BY A REVISED PROXY STATEMENT SETTING FORTH THE DATE, TIME AND LOCATION OF THE 1999 ANNUAL MEETING AS ANNOUNCED BY THE COMPANY. Any stockholder who executes and delivers such proxy will have the right to revoke it at any time before it is exercised, by filing with Lens Investment Management, LLC c/o Georgeson & Company Inc., Wall Street Plaza, 88 Pine Street, 30th Floor, New York, NY 10005, Attention: John Purcell or with the Secretary of the Company at its principal executive offices at 1300 S. Wolff Road, P.O. Box 5065, Des Plaines, IL 60017, an instrument revoking it or a duly executed proxy bearing a later date, or, by appearing in person and voting at the 1999 Annual Meeting.




NYFS04...:\31\58531\0006\2590\SCH1219V.49I

            This Proxy Statement is first being sent or given to one or more stockholders on or about February __, 1999. The Company reported in its proxy statement relating to the annual meeting of stockholders held on April 28, 1998 (the "1998 Annual Meeting") that, as of March 10, 1998, the record date for such meeting, the Company's outstanding voting securities consisted of 18,564,212 shares of Common Stock. According to the Company's quarterly report on Form 10-Q for the fiscal quarter ended August 31, 1998, there were 18,592,569 shares of Common Stock outstanding on September 30, 1998 and, unless otherwise indicated, references herein to the percentage of outstanding shares of Common Stock owned by any person were computed based upon such number of outstanding shares. Each share of Common Stock is entitled to one vote.



                           BACKGROUND OF THE PROPOSALS

            As more fully discussed below, the Lens Group is seeking to solicit proxies in connection with the 1999 Annual Meeting for (i) the election of Robert A.G. Monks and Nell Minow (the "Lens Group Nominees") as directors of the Company and (ii) the approval by stockholders of an amendment to the Company's by-laws (the "Independent Director By-Law Proposal") which, effective one year after such approval, would prohibit more than one "inside director" (as defined below under "The Independent Director By-Law Proposal") from serving on the Company's Board of Directors at any given time (the "Board").

            Prior to the 1998 Annual Meeting, a member of the Lens Group notified the Company that it was nominating Mr. Monks for election to the Board at such meeting and was proposing the adoption of an amendment to the Company's by-laws to be submitted to stockholders for approval at such meeting, which amendment, if approved, would have had the effect of requiring a majority of the Board to consist of independent directors. Representatives of the Lens Group engaged in discussions with members of the Board and withdrew such nomination and proposal based upon an understanding that (i) two new independent directors, who would be selected with the aid of a search firm, would be added to the Board and (ii) the Board would create a capital allocation committee of the Board consisting of a majority of independent directors to review the Company's capital structure and use of cash and marketable securities, and to make recommendations with respect thereto with a view toward maximizing stockholder value. The Company's commitment to take such action is referenced in its proxy statement for the 1998 Annual Meeting. In response to a question posed by a representative of the Lens Group at the 1998 Annual

Meeting, Mr. Robert S. Fremont, the Company's Chairman of the Board and Chief Executive Officer, stated that the Board would add the two additional independent directors within 30 to 60 days (i.e., by the end of June, 1998).

            Following repeated requests by the Lens Group for status updates and a demand for access to books and records related to the matter, the Lens Group learned from the Company that a firm was not even retained to search for new independent directors until August, 1998. The Company has not informed the Lens Group or publicly announced the election of any additional independent directors or the formation of a capital allocation committee despite the passage of approximately nine months since the 1998 Annual Meeting.

            In view of the Company's failure to take actions as described above and for the reasons stated below, the Lens Group has determined to solicit proxies from stockholders for the election of the Lens Group Nominees and the approval of the Independent Director By-Law Proposal at the 1999 Annual Meeting.

                       PROPOSAL FOR ELECTION OF DIRECTORS

            The Lens Group is seeking to solicit the proxies of stockholders for the election of the Lens Group Nominees, Robert A.G. Monks and Nell Minow, as directors of the Company at the 1999 Annual Meeting, to serve until their successors are duly elected and qualified.

            On February 2, 1999, the Lens Group provided written notice to the Company of its intent to nominate the Lens Group Nominees for election to the Board. Such notice was provided pursuant to Section 11 of Article II of the Company's by-laws which sets forth certain requirements for stockholders intending to nominate candidates for election to the Board, including, in general, the requirement that a notice containing specified information be submitted to the Company not more than 90 days nor less than 60 days prior to the first anniversary of the preceding year's annual meeting of stockholders (i.e., April 28, 1998). For information concerning the nominees, see "The Lens Group Nominees" below.

            In accordance with the Company's Certificate of Incorporation and by-laws, the Company's Board of Directors is to consist of not less than three nor more than nine directors, as may be fixed by resolution adopted by a majority of the entire Board. The directors are to be divided into three classes, as nearly equal in number as possible. At each annual meeting of stockholders, members of one of the classes, on a rotating basis, are elected for a three-year term. Based on information contained in reports filed by the Company with the Securities and Exchange Commission, the Board is currently comprised of five directors, two of whom have terms that expire in 1999, and according to the Company's 1998 proxy statement, two directors are to be elected at the 1999 Annual Meeting. The Lens Group Nominees, if elected, would serve for the term expiring in 2002. If any additional directorships are to be voted upon at the 1999 Annual Meeting, the Lens Group reserves the right to nominate additional persons to fill such positions.

            If the Lens Group Nominees are elected and take office as directors, they intend to discharge their duties as directors of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

The Lens Group Nominees

            Each of the Lens Group Nominees has consented to serve as a director if elected. There are no arrangements or understandings between either such nominee and any other person pursuant to which he or she was selected as a nominee. The information below concerning age, principal occupation, directorships and beneficial ownership of Common Stock has been furnished by the respective nominees.

                          Present
                          Principal
                          Occupation and
                          Principal
                          Occupations             Number of
                          During Last             Shares of       Percent
Name, Business            Five (5) Years;         Common          of Common
Address and Age           Directorships           Stock Owned     Stock
---------------           -------------           -----------     ----------

Robert A.G. Monks         Mr. Monks has been           *              *
c/o Lens Investment       a Member of and
  Management, LLC         participant in the
45 Exchange Street        management of Lens
Portland, ME 04101        since 1990, and a
Age 65.                   director of Ram
                          since 1989.

Nell Minow                Ms. Minow has been           *              *
c/o Lens Investment       a Member of and
  Management, LLC         participant in the
45 Exchange Street        management of Lens
Portland, ME 04101        since 1992.
Age 46.

------------------


* Ms. Minow is a client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram include 1,418 shares purchased with investment funds of Ms. Minow and her spouse and are held in a Lens Group-managed account. Mr. Monks is a client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram include 85,000 shares purchased with investment funds of Mr. Monks and his spouse and are held in a Lens Group-managed account. Lens is the beneficial owner of 843,970 shares of Common Stock. Ram is the beneficial owner of 398,413 shares of Common Stock and the Lens Group (as defined in "Certain Information Concerning Lens and the Other Participants in the Solicitation" below) is the beneficial owner of 1,246,908 shares of Common Stock, representing approximately 4.55%, 2.15% and 6.72%, respectively, of the outstanding shares of Common Stock. Mr. Monks and Ms. Minow disclaim beneficial ownership of all shares of Common Stock held by the Lens Group.



            All transactions in securities of the Company engaged in by any member of the Lens Group during the past two years are summarized on Appendix A.

Reasons for Nomination of the Lens Group Nominees

            The Lens Group has invested its clients' accounts in, and caused certain affiliated limited partnerships to invest in, the Common Stock because it believes that the Company produces superior products with superior operational efficiency, and that its product lines will be of increasing value in its market niches. The Lens Group is supportive of the operations, marketing and production activities of the Company. However, the Lens Group has major concerns about certain of the Company's strategies, plans and policies that it believes have not been adequately addressed by the Company's directors and management. The Lens Group believes these deficiencies greatly affect the value of the Common Stock. The Lens Group has repeatedly raised these concerns with the Company's management and directors and believes that not enough is being done to address deficiencies in these areas. By nominating the Lens Group Nominees, it is the intention of the Lens Group to cause the Company to make improvements in the following areas:


            (1) Capital Allocation and Structure. The Lens Group believes that the Company has for some time misallocated its capital resources away from the growth of the business and into low-yielding cash and marketable securities. The Company indicated in a January 19, 1999 conference call regarding its earnings that, as of November 30, 1998, it held over $100 million of cash and marketable securities, which holdings represented approximately 25% of the market capitalization of the Common Stock and 48% of the total assets of the Company on that date. It is the Lens Group's belief that, in the first instance, cash generated over time by the Company's operations should be used to promote the growth of the business. The excess cash can be employed for growth (i) internally, through, for example, increased spending on research and development, capital equipment, infrastructure improvement and/or sales and marketing or (ii) externally, through product line or business acquisitions. If management cannot develop a viable strategy to re-employ excess cash to promote growth, the Lens Group believes such cash should be returned to stockholders through share repurchases or other means.

      It is the Lens Group' opinion that the Company's current use of cash constitutes a misallocation of capital. The Lens Group believes that, if the Company's returns on its investments of excess cash are lower than its returns on the capital employed in its operating business, its use of such excess cash suppresses the Company's overall returns based upon total capital employed in the business. Moreover, the Lens Group wishes to maintain its investment in Juno as a strong competitor in the lighting business, not as a money management firm. The Lens Group believes that other investors feel likewise.

      If elected, the Lens Group Nominees currently intend to press for either an acceleration of investment into the business, using excess cash and leverage to fund internal growth or a strategic acquisition, or a stock buy-back, and would consider other alternatives to enhance stockholder value. These alternatives may include, without limitation, promoting or encouraging a business combination between the Company and a third party or a sale of the Company's business by means of merger, sale of capital stock, sale of assets or otherwise. Although the Lens Group is not currently pursuing any such extraordinary transaction, it believes that it is in the stockholders' best interest for the Board to consider all viable alternatives for increasing stockholder value.

      In this regard, Lens has undertaken its own analyses showing an enhancement of value in various scenarios, including a sale of the Company, increased investment in the business, share repurchases and a special dividend. The valuation measure generally utilized was forward-looking price/earnings ratios, with reference to a specified lighting industry peer group and expected growth rates. Assumptions were factored into the analyses as to growth in revenues and earnings, value of cash and equivalent assets and value of the excess leverage capacity, rates and timeframe of return on investment, potential synergies accruing to a business combination, and assumptions on share repurchase pricing. Lens has shared these analyses with the Company's management. There can be no assurance that the election of the Lens Group Nominees, the adoption of the Independent Director By-Law Proposal described below or the implementation of any strategic alternatives proposed by the Lens Group will result in improved Company performance or enhanced stockholder value.

            (2) Corporate Governance. The Board of Directors of the Company currently consists of Robert S. Fremont and Thomas W. Tomsovic, both of whom are executive officers of the Company, Julius Lewis who serves as a corporate officer and is a partner of a Chicago law firm that provides legal services to the Company, George M. Ball, who is the Chairman of an investment banking firm that provides investment banking services to the Company, and Allan Coleman, who appears to be the only truly independent because neither he nor his affiliates appears to receive compensation from the Company apart from directors' fees. The Lens Group believes that the composition of the current Board is not in the best interests of the Company's stockholders and supports the establishment and maintenance of a majority-independent board of directors. See "Independent Director By-Law Proposal" below.


                      INDEPENDENT DIRECTOR BY-LAW PROPOSAL

            The Lens Group proposes, for the reasons stated below, the adoption by the stockholders of the Company of the following preambles and resolution:

          WHEREAS, many of the directors of Juno are officers of the Company or receive income from the Company other than for their service as directors;

            WHEREAS, the Company's stockholders believe that the lack of independent directors has resulted, and will continue to result, in corporate decision-making that is not in the best interests of the Company's stockholders; and

            WHEREAS, the Company's stockholders seek to protect their investments by ensuring that the Company is governed primarily by independent outside directors;

            NOW THEREFORE, BE IT RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the Company's stockholders hereby amend
Article III of the Company's by-laws to add the following Section 4, such amendment to become effective one year following approval by holders of a majority of the outstanding shares of stock present, in person or by proxy, at the stockholders meeting at which such resolution is proposed:

            Section 4. The board of directors of the corporation shall at no time contain more than one (1) inside director. For purposes of this
            Section 4, "inside director" means a director who is an officer or employee of the Corporation, or who otherwise derives income from the Corporation, either directly or indirectly, other than compensation for his/her services as a director. Notwithstanding any other provision of these bylaws, this Section 4 may not be altered, amended or repealed, except by the holders of a majority of the outstanding shares of the Company's stock.

Reasons for and Effect of Independent Director By-Law Proposal


            While the Lens Group believes that the Company's products are good and its operations efficient, the total annualized return received by its stockholders for the five-year period from February 15, 1994 through February 15, 1999, measured by increased share price plus unreinvested dividends, was approximately 3.1% while, during the same period, the annualized return of the Standard & Poor's 500 stock index (including unreinvested dividends) was approximately 23.7%. We believe the root of the problem is a lack of focus on stockholder value by the Company's directors, a majority of whom are officers of the Company or otherwise derive substantial income from the Company.


            We believe that independent outside directors, who receive no compensation from a corporation other than for their service as directors, are better able to promote stockholder value, because they do not have personal or professional ties to the Company that may cloud their judgment or prevent them from acting in the stockholders' best interests.


            At the 1998 Annual Meeting, the Company's Chairman of the Board and Chief Executive Officer stated that the Board would appoint new independent directors by the end of June, 1998. That promise was not kept. To ensure that the Company's stockholders receive independent, objective, and vigilant oversight of management by the Board, we request your support for the above resolution, which amends the Company's by-laws to prohibit more than one inside director from serving on the Board at any given time. This amendment would become effective and binding upon the Company one year following approval by stockholders.



                                  VOTE REQUIRED


            The proposed election of directors requires the affirmative vote of a plurality of the stock of the Company having voting power present in person or represented by proxy and entitled to vote thereon at the Annual Meeting. Votes that are withheld for director nominees and broker non-votes will be disregarded and will not affect the outcome of the election.


            Approval of the Independent Director By-Law Proposal requires the affirmative vote of the holders of a majority of the Company's stock having voting power present in person or represented by proxy and entitled to vote thereon at the Annual Meeting. Votes that are withheld will have the effect of votes against the Independent Director By-Law Proposal, while broker non-votes will not affect the outcome.


                       CERTAIN INFORMATION CONCERNING LENS
                 AND THE OTHER PARTICIPANTS IN THE SOLICITATION


            Information concerning Lens, Ram, Robert B. Holmes, John B. Goodrich, Nell Minow and Robert A.G. Monks (collectively, the "Lens Group") who are each "participants in the solicitation" as defined in the proxy rules promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the

"Exchange Act"), and their affiliates and associates, is set forth on Appendix A hereto.

            The Lens Group has been advised that The State of Wisconsin Investment Board (the "Wisconsin Board") is the beneficial owner of 487,000 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock. Lens does not have any rights with respect to the ownership, voting or disposition of such shares. Lens, however, manages an account for an affiliated limited partnership, of which the Wisconsin Board is a limited partner, which limited partnership holds 385,263 shares of Common Stock. Lens has the sole power under its management agreement with such limited partnership to vote and dispose of such shares and accordingly, Lens is the beneficial owner thereof. The Lens Group has not entered into any agreement, understanding or arrangement with the Wisconsin Board or with any other stockholder of the Company with respect to the voting, holding or disposition of their respective shares of Common Stock.


            Lens, Ram, Mr. Holmes, Mr. Goodrich, Ms. Minow and Mr. Monks, and each of their affiliates and associates intend to vote their shares of Common Stock in accordance with the recommendations of the Lens Group set forth herein.


                 CERTAIN INTERESTS IN THE PROPOSALS AND
                WITH RESPECT TO SECURITIES OF THE ISSUER

            To the knowledge of the Lens Group, no member of the Lens Group nor any of such members' associates, or controlling persons thereof, has any direct or indirect economic or other interests in the proposals which differ in any way from the other stockholders of the Company.

            As part of their client relationships, Lens and Ram have the power to direct the voting and the disposition of shares of Common Stock owned by their respective clients in the accounts they manage or held by affiliated limited partnerships pursuant to written investment management agreements with such clients and limited partnerships. Under such agreements, Lens' compensation for its services thereunder may include a share in the appreciation earned by such investments and, accordingly, Lens' compensation for its services thereunder may vary with the value of the assets (including any Common Stock) under its management. None of such agreements, however, requires that such accounts be invested in securities of the Company or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Company. Mr. Holmes has entered into an investment management agreement with Ram in his capacity as a client of Ram, has an ownership interest in Lens and participates in its management. Mr. Goodrich has entered into an investment management agreement with Ram in his capacity as a client of Ram and is an employee of Ram. Ms. Minow has entered into an investment management agreement with Ram, has an ownership interest in Lens and participates in Lens' management. Mr. Monks has entered into an investment management agreement with Ram, has an ownership interest in Lens and participates in the management of each of Lens and Ram. To the knowledge of the Lens Group, except as set forth herein, within the past year, there have been no contracts, arrangements or understandings between or among any of the members of the Lens Group or their respective associates or controlling persons or between any members of the Lens Group and any other person with respect to any securities of the Company, including but not limited to, joint ventures, loan or option agreements, puts or calls, guarantees against loss, or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.


                             PRINCIPAL STOCKHOLDERS

            The following table sets forth, as of February 16, 1998, based solely, except as described in the next sentence, on information contained in the Company's proxy statement for the 1998 Annual Meeting, the number and percentage of outstanding shares of Common Stock beneficially owned by each person known to the Lens Group as of such date to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. The information with respect to the Lens Group has been provided by the members thereof as of February 1, 1999.


                                           Shares             Percentage
                                        Beneficially          of Shares
Name and Address                           Owned              Outstanding
----------------                           -----              -----------

Harris Associates L.P.                  1,699,000(1)            9.15%
Two North LaSalle Street
Suite 500
Chicago, Illinois  60602-3790

National Rural Electric                 1,333,500(2)            7.18%
Cooperative Association

Lens Investment Management, LLC         1,246,908(3)            6.72%
Ram Trust Services, Inc.
Robert B. Holmes
John B. Goodrich
Nell Minow
Robert A.G. Monks
(collectively, the "Lens
Group")

                                           Shares             Percentage
                                        Beneficially          of Shares
Name and Address                           Owned              Outstanding
----------------                           -----              -----------

First Chicago NBD Corporation           1,029,100(4)            5.54%
One First National Plaza
Chicago, Illinois 60670

Royce & Associate, Inc.,                  975,800(5)            5.26%
Royce Management Company
and Charles M. Royce
1414 Avenue of the Americas
New York, New York 10019

-----------------------------------

1. Harris Associates L.P. ("Harris") beneficially owns 1,699,000 shares of Common Stock, has shared power to vote or direct the votes of such shares, has sole power to dispose or direct the disposition of 548,700 shares of Common Stock and has shared power to dispose or direct the disposition of 1,150,300 shares of Common Stock of which 1,085,000 shares are owned by the Oakmark Fund, an investment trust whereby Harris serves as investment advisor.

2. National Rural Electric Cooperative Association beneficially owns 1,333,500 shares of Common Stock, has sole power to vote or direct the vote and dispose or direct the disposition of such shares.


3. Lens beneficially owns 843,970 shares of Common Stock, Ram beneficially owns 398,413 shares of Common Stock, Mr. Holmes beneficially owns 2,800 shares of Common Stock and Mr. Goodrich beneficially owns 1,725 shares of Common Stock. By virtue of the joint management of Lens and Ram, each may also be deemed to be the beneficial owner of the shares of Common Stock owned by the other. Additionally, each member of the Lens Group, including the Lens Group Nominees, may be deemed to beneficially own the shares of Common Stock beneficially owned by Lens and Ram. Each member of the Lens Group disclaims such beneficial ownership.


4. First Chicago NBD Corporation ("FCN") beneficially owns 1,029,100 shares of Common Stock and has sole power to vote or direct the vote of 1,002,376 of such shares. FCN has sole power to dispose or to direct the disposition of 1,024,400 shares of Common Stock and shared power to dispose or to direct the disposition of 4,000 shares of Common Stock.

5. Royce & Associates, Inc. ("Royce") beneficially owns 949,100 shares of Common Stock, has sole power to vote or direct the vote and dispose or to direct the disposition of such shares. Royce Management Company ("RMC") beneficially owns 26,700 shares of Common Stock, has sole power to vote or direct the vote and dispose or to direct the disposition of such shares. Mr. Royce may be deemed to be a controlling person of Royce and RMC, and, as such, may be deemed to beneficially own the shares of Common Stock beneficially owned by Royce and RMC. Mr. Royce disclaims beneficial ownership of such shares.



Directors' and Executive Officers' Stock Ownership

            The following table sets forth, as of February 16, 1998, based solely on information contained in the Company's proxy statement for the 1998 Annual Meeting, the number and percentage of outstanding shares of Common Stock beneficially owned by each director, each of the executive officers named in the Summary Compensation Table of such proxy statement and all executive officers and directors as a group. The persons named hold sole voting and investment power with respect to the shares of Common Stock listed below, except as otherwise indicated.

                                  Shares of Common         Percentage of
                                 Stock Beneficially      Shares of Common
Name                                    Owned            Stock Outstanding
----                                    -----            -----------------

Robert S. Fremont(1)                     619,856                 3.34%
Thomas W. Tomsovic(2)                     12,000                   *
Julius Lewis(3)                           4,000                    *
Allan Coleman(3)                          2,000                    *
George M. Ball(3)                         2,500                    *
Glenn R. Bordfeld(4)(5)                   18,400                   *
George J. Bilek(4)(6)                     22,425                   *
Charles F. Huber(4)(7)                    19,800                   *
Ronel W. Giedt(8)                         24,000                   *
All Directors and Executive              724,981                 3.91%
Officers as a group(8)(9)

-------------------------------

1. Executive Officer and Director.

2. Executive Officer and Director.

   Represents 12,000 shares of Common Stock which Mr. Tomsovic has the right to acquire within 60 days of February 16, 1998.

3. Director.

4. Executive Officer.

5. Includes 12,000 shares of Common Stock which Mr. Bordfeld has the right to acquire within 60 days of February 16, 1998.

6. Includes 12,000 shares of Common Stock which Mr. Bilek has the right to acquire within 60 days of February 16, 1998.

7. Executive Officer.

   Includes 12,000 shares of Common Stock which Mr. Huber has the right to acquire within 60 days of February 16, 1998.

*  Less than 1%.

8. Mr. Giedt resigned from the Company as President and as a Director as of September 23, 1997 and no longer served as an executive officer or a director Company as of the end of the fiscal year ended November 30, 1997. The number of shares of Common Stock beneficially owned by Mr. Giedt was determined as of September 23, 1997 based on information available to Juno.

9. Includes 48,000 shares of Common Stock which four executive officers have the right to acquire within 60 days of February 16, 1998.

                          PROXY SOLICITATION; EXPENSES

            Proxies may be solicited by the Lens Group and partners and employees of the Lens Group by mail, telephone, telecopier, the Internet and personal solicitation. Regular employees of the Lens Group and its affiliates may be used to solicit proxies and, if used, will not receive additional compensation for such efforts. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation material of the Lens Group to their customers for whom they hold shares of Common Stock, and the Lens Group will reimburse them for their reasonable out-of-pocket expenses.

            The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials, and the cost of soliciting proxies for the proposals endorsed by the Lens Group, will be borne by the Lens Group. The Lens Group estimates such expenses to be $100,000 (including professional fees and expenses, but excluding any costs represented by salaries and wages of regular employees of the Lens Group and its affiliates). The total expenditures incurred to date have been approximately $20,000, to be paid by the Lens Group. The Lens Group does not intend to seek reimbursement from Juno for the Lens Group's expenses.


          STOCKHOLDERS' PROPOSALS IN COMPANY'S PROXY STATEMENT

            Stockholder proposals for inclusion in proxy materials for the 1999 Annual Meeting of Stockholders should be addressed to the Company's Vice President, Finance, 1300 South Wolf Road, P.O. Box 5065, Des Plaines, Illinois 60017-5065, and must have been received before November 17, 1998. In addition, the Company's by-laws provide that stockholder nominations for persons for election to the Company's Board and proposals of business to be considered at an annual stockholders' meeting must satisfy certain conditions including generally submitting notice to the Company not more than 90 days or less than 60 days prior to the first anniversary of the preceding year's Annual Meeting of Stockholders.

Dated:      February 19, 1999


                              Sincerely,

                              Your Fellow Stockholder

                              LENS INVESTMENT MANAGEMENT, LLC

                              By:
                                  -----------------------------------
                                  Name:  Nell Minow
                                  Title: Member

                                   APPENDIX A


            Information is being given herein for (i) Lens Investment Management, LLC, a Maine limited liability company ("Lens"), (ii) Ram Trust Services, Inc., a Maine corporation ("Ram"), (iii) Robert B. Holmes, a natural person and member of Lens ("Holmes"),(iv) John B. Goodrich, a natural person and employee of Ram ("Goodrich"), (v) Nell Minow, a natural person and a nominee for the Board of Directors of the Company ("Minow"), and (vi) Robert A.G. Monks, a natural person and a nominee for the Board of Directors of the Company ("Monks").

            Lens and Ram are engaged primarily in the investment management and investment advisory businesses and are owned and controlled by their common management (as identified below). The principal place of business and principal offices of both Lens and Ram are located at 45 Exchange Street, Suite 400, Portland, Maine 04101. Lens also conducts business at 1200 G Street, N.W., Suite 800, Washington, D.C. 20005.

            Each of Lens and Ram manages investment accounts for clients, which include members of the management of Lens and Ram and affiliated and associated persons as well as unaffiliated individual and institutional clients. Additionally, Lens manages investment accounts for certain affiliated limited partnerships. Each of Lens and Ram has caused investment accounts of certain of its clients and limited partnerships (collectively, "Clients"), over which it has discretion, to acquire Common Stock. The Lens Group has voting and disposition power over the Common Stock held in these accounts and by these limited partnerships and, accordingly, is deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Common Stock held in such accounts and by such limited partnerships. Except for such deemed beneficial ownership and except as described below, neither Lens nor Ram, nor any of their members or associates or such members' associates, own any Common Stock or other securities of the Company.

            Holmes is a member of Lens who is principally occupied as a private investor and participates in the management of Lens. Holmes' business address is c/o Lens Investment Management, LLC, 45 Exchange Street, Portland, Maine 04101.

            Goodrich is employed as a Research Director by Ram, which position constitutes his principal occupation. Goodrich's business address is c/o Ram Trust Services, Inc., 45 Exchange Street, Portland, Maine 04101.

            Minow is a Member of Lens who is principally occupied as a private investor and participates in the management of Lens. Minow's business address is c/o Lens Investment Management, LLC, 45 Exchange Street, Portland, Maine 04101.

            Monks is a Member of Lens and member of the Board of Directors of Ram who is principally occupied as a private investor and participates in the management of Lens and Ram. Monks' business address is c/o Lens Investment Management, LLC, 45 Exchange Street, Portland, Maine 04101.

            The name, business address, position and principal occupation of each of the Members of Lens is as follows:

Name and Business Address         Position and Principal Occupation
-------------------------         ---------------------------------

John P.M. Higgins                 Member/Management Participant
45 Exchange Street
Portland, ME  04101

Robert A.G. Monks                 Member/Management Participant
45 Exchange Street
Portland, ME  04101

Nell Minow                        Member/Management Participant
1200 G Street, NW
Suite 800
Washington, DC  20005

Robert B. Holmes                  Member/Management Participant
45 Exchange Street
Portland, ME  04101

Barbara A. Sleasman               Member
1200 G Street, NW
Suite 800
Washington, DC  20005


          The principal occupation of each of the individuals listed above is participation in the management of Lens and Ram.

            The name, business address, position and principal occupation of each of the Members of Ram is as follows:


Name and Business Address          Position and Principal Occupation
-------------------------          ---------------------------------

John P.M. Higgins                  President, Chief Executive
45 Exchange Street                   Officer, Director and
Portland, ME  04101                  Controlling Stockholder

Robert A.G. Monks                  Director
45 Exchange Street
Portland, ME  04101

William F.K. Monks                 Director
45 Exchange Street
Portland, ME  04101

William S. Schaffner               Secretary, Treasurer and
45 Exchange Street                   Director
Portland, ME  04101


            The principal occupation of each of the individuals listed above is participation in the management of Ram and Lens.


            As of the date hereof, Lens and Ram, collectively, have caused their Clients to expend $24,894,224.33 of the Clients' investment funds to purchase a total of 1,242,383 shares of Common Stock.


            Holmes is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Holmes and his wife held in a Lens Group-managed account. Holmes has separately used his personal funds to purchase the 2,500 additional shares of Common Stock owned by him as of the date hereof, which additional shares of Common Stock are not held in a Lens Group-managed account and were not purchased at the direction of the Lens Group. Holmes' spouse used her personal funds to purchase 300 shares of Common Stock which she owns as of the date hereof, which shares of Common Stock are not held in a Lens Group-managed account and were not purchased at the direction of the Lens Group. Such shares for purposes of this Proxy Statement are treated as beneficially owned by Holmes for purposes of Section 13(d) under the Exchange Act, but Holmes disclaims beneficial ownership thereof. Because of Holmes' relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own, for purposes of
Section 13(d) of the Exchange Act, the shares of

Common Stock beneficially owned by them, and vice versa. Holmes, Lens and Ram disclaim such beneficial ownership.

            Goodrich is a Client of the Lens Group and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Goodrich held in a Lens Group-managed account. Goodrich used his personal funds to purchase 1,725 shares of Common Stock which he owns as of the date hereof, which shares of Common Stock were not purchased at the direction of the Lens Group. Because of Goodrich's relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own for purposes of
Section 13(d) of the Exchange Act the shares of Common Stock beneficially owned by them, and vice versa. Goodrich, Lens and Ram disclaim such beneficial ownership.

            Minow is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Minow and her spouse held in a Lens Group-managed account. Because of Minow's relationship with Lens and Ram, she may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act the shares of Common Stock beneficially owned by them. Minow, Lens and Ram disclaim such beneficial ownership.

            Monks is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Monks and his spouse held in a Lens Group-managed account. Because of Monks' relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act the shares of Common Stock beneficially owned by them. Monks, Lens and Ram disclaim such beneficial ownership.

            No member of the Lens Group owns any securities of Juno of record but not beneficially.

            No member of the Lens Group and no associate of any such member has any arrangement or understanding with any person with respect to (i) any future employment by Juno or its affiliates or (ii) any future transactions to which Juno or any of its affiliates may be a party.

            The following is a summary of all transactions in Company securities by members of the Lens Group over the last two years.

-----------------------------------------------------------------------------
                                                                   NUMBER
     DATE OF                                                         OF
   TRANSACTION                NATURE OF TRANSACTION                SHARES
---------------    ------------------------------------------    ----------
-----------------------------------------------------------------------------
       10/10/97    Purchase by Ram                                     3,500
-----------------------------------------------------------------------------
       11/21/97    Purchase by Ram                                       430
=============================================================================
       12/29/97    Purchase by Ram                                    10,000
-----------------------------------------------------------------------------
       12/30/97    Purchase by Ram                                     2,500
=============================================================================
       12/31/97    Purchase by Ram                                    30,000
=============================================================================
         1/9/98    Purchase by Ram                                     5,000
-----------------------------------------------------------------------------
        1/16/98    Purchase by Ram                                    31,600
=============================================================================
        1/16/98    Purchase by Ram                                     4,070
-----------------------------------------------------------------------------
        1/20/98    Purchase by Ram                                     3,000
=============================================================================
        1/20/98    Purchase by Ram                                     5,000
-----------------------------------------------------------------------------
         2/2/98    Purchase by Ram                                     5,000
=============================================================================
        2/19/98    Purchase by Ram                                     1,250
-----------------------------------------------------------------------------
        2/19/98    Purchase by Ram                                        20
=============================================================================
        2/23/98    Purchase by Ram                                     2,500
-----------------------------------------------------------------------------
        2/24/98    Purchase by Ram                                     2,500
=============================================================================
        2/27/98    Purchase by Ram                                     9,400
-----------------------------------------------------------------------------
         3/5/98    Sale by Ram                                        (1,000)
=============================================================================
         3/6/98    Purchase by Ram                                     1,800
-----------------------------------------------------------------------------
         4/9/98    Sale by Ram                                        (1,000)
=============================================================================
         4/9/98    Purchase by Ram                                     1,000
-----------------------------------------------------------------------------
         4/9/98    Purchase by Ram                                        20
=============================================================================
        4/20/98    Purchase by Ram                                     5,000
-----------------------------------------------------------------------------
        4/20/98    Purchase by Ram                                       475
=============================================================================
        4/21/98    Purchase by Ram                                       380
-----------------------------------------------------------------------------
        4/24/98    Purchase by Ram                                       130
=============================================================================
        4/24/98    Purchase by Ram                                     1,665
-----------------------------------------------------------------------------
        4/30/98    Purchase by Ram                                     5,000
=============================================================================
        5/13/98    Purchase by Ram                                     5,000
-----------------------------------------------------------------------------
        5/20/98    Purchase by Ram                                        30
=============================================================================
        5/21/98    Purchase by Ram                                        30
-----------------------------------------------------------------------------
        5/27/98    Purchase by Ram                                     5,000
=============================================================================
         6/2/98    Purchase by Ram                                       325
-----------------------------------------------------------------------------
        6/22/98    Purchase by Ram                                       315
=============================================================================
        6/22/98    Purchase by Ram                                       300
-----------------------------------------------------------------------------
        6/23/98    Purchase by Ram                                        50
=============================================================================
        6/25/98    Purchase by Ram                                       300
-----------------------------------------------------------------------------
         7/7/98    Purchase by Ram                                       215
=============================================================================
         7/9/98    Sale by Ram                                          (100)
-----------------------------------------------------------------------------
         7/9/98    Purchase by Ram                                        65
=============================================================================
         8/7/98    Purchase by Ram                                     2,000
-----------------------------------------------------------------------------
        8/12/98    Purchase by Ram                                       500
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                                                   NUMBER
     DATE OF                                                         OF
   TRANSACTION                NATURE OF TRANSACTION                SHARES
---------------    ------------------------------------------    ----------
-----------------------------------------------------------------------------
         9/2/98    Purchase by Ram                                    74,400
-----------------------------------------------------------------------------
         9/2/98    Purchase by Ram                                       600
=============================================================================
         9/4/98    Purchase by Ram                                    10,000
-----------------------------------------------------------------------------
         9/4/98    Free receipt                                         (150)
=============================================================================
         9/8/98    Purchase by Ram                                     1,150
-----------------------------------------------------------------------------
         9/8/98    Purchase by Ram                                    58,850
=============================================================================
         9/9/98    Purchase by Ram                                    55,000
-----------------------------------------------------------------------------
        9/14/98    Purchase by Ram                                     4,000
=============================================================================
        9/15/98    Purchase by Ram                                        20
-----------------------------------------------------------------------------
        9/15/98    Purchase by Ram                                     2,524
=============================================================================
        9/17/98    Purchase by Ram                                     3,900
=============================================================================
        9/17/98    Purchase by Ram                                       100
=============================================================================
        9/18/98    Purchase by Ram                                       113
-----------------------------------------------------------------------------
        9/18/98    Purchase by Ram                                     2,000
=============================================================================
        9/24/98    Purchase by Ram                                     2,500
-----------------------------------------------------------------------------
        10/1/98    Purchase by Ram                                     1,000
=============================================================================
       10/27/98    Purchase by Ram                                        10
-----------------------------------------------------------------------------
        11/2/98    Purchase by Ram                                        50
=============================================================================
        11/3/98    Purchase by Ram                                        19
-----------------------------------------------------------------------------
       11/17/98    Purchase by Ram                                     2,800
=============================================================================
       11/20/98    Purchase by Ram                                       400
-----------------------------------------------------------------------------
       11/30/98    Sale by Ram                                       (15,100)
=============================================================================
       11/30/98    Purchase by Ram                                    15,100
-----------------------------------------------------------------------------
        12/1/98    Purchase by Ram                                         7
=============================================================================
        12/2/98    Sale by Ram                                          (475)
-----------------------------------------------------------------------------
        12/2/98    Purchase by Ram                                       475
=============================================================================
       12/15/98    Purchase by Ram                                     5,000
-----------------------------------------------------------------------------
       12/21/98    Purchase by Ram                                     2,431
=============================================================================
         1/6/99    Purchase by Ram                                        17
-----------------------------------------------------------------------------
        1/14/99    Purchase by Ram                                     4,000
=============================================================================
        1/19/99    Purchase by Ram                                        23
-----------------------------------------------------------------------------
        1/19/99    Purchase by Ram                                         3
=============================================================================
        1/20/99    Purchase by Ram                                        10
-----------------------------------------------------------------------------
        1/28/99    Purchase by Ram                                     1,100

=============================================================================
        2/16/99    Purchase by Ram                                     7,266

=============================================================================
        2/16/99    Purchase by Ram                                     2,500
=============================================================================
        2/16/99    Purchase by Ram                                     2,500
=============================================================================
        2/17/99    Purchase by Ram                                    11,000
=============================================================================
       11/21/97    Purchase by Lens                                      440
=============================================================================
       11/21/97    Purchase by Lens                                    1,130
-----------------------------------------------------------------------------
       11/24/97    Purchase by Lens                                   18,000
=============================================================================
        12/9/97    Purchase by Lens                                   11,500
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                                                   NUMBER
     DATE OF                                                         OF
   TRANSACTION                NATURE OF TRANSACTION                SHARES
---------------    ------------------------------------------    ----------
-----------------------------------------------------------------------------
       12/11/97    Purchase by Lens                                   20,000
=============================================================================
       12/18/97    Purchase by Lens                                   30,000
-----------------------------------------------------------------------------
       12/19/97    Purchase by Lens                                    9,000
=============================================================================
         1/7/98    Purchase by Lens                                   10,000
-----------------------------------------------------------------------------
         1/8/98    Purchase by Lens                                   10,000
=============================================================================
        1/14/98    Purchase by Lens                                   20,000
-----------------------------------------------------------------------------
        1/15/98    Purchase by Lens                                   40,000
=============================================================================
        1/16/98    Purchase by Lens                                    3,260
-----------------------------------------------------------------------------
        1/16/98    Purchase by Lens                                      540
=============================================================================
        1/16/98    Purchase by Lens                                      530
-----------------------------------------------------------------------------
        1/22/98    Purchase by Lens                                    2,500
=============================================================================
        1/23/98    Purchase by Lens                                   20,000
-----------------------------------------------------------------------------
        1/27/98    Purchase by Lens                                   25,000
=============================================================================
        2/17/98    Purchase by Lens                                    2,500
-----------------------------------------------------------------------------
        2/19/98    Purchase by Lens                                    1,250
=============================================================================
        2/23/98    Purchase by Lens                                   20,200
-----------------------------------------------------------------------------
        2/24/98    Purchase by Lens                                    7,300
=============================================================================
        2/25/98    Purchase by Lens                                   40,000
-----------------------------------------------------------------------------
        2/26/98    Purchase by Lens                                    5,000
=============================================================================
        2/27/98    Purchase by Lens                                   25,000
-----------------------------------------------------------------------------
         3/3/98    Purchase by Lens                                    5,000
=============================================================================
         3/4/98    Purchase by Lens                                    5,000
-----------------------------------------------------------------------------
         3/6/98    Purchase by Lens                                   70,200
=============================================================================
        4/20/98    Purchase by Lens                                   24,525
-----------------------------------------------------------------------------
        4/21/98    Purchase by Lens                                   13,120
=============================================================================
        4/22/98    Purchase by Lens                                    6,500
-----------------------------------------------------------------------------
        4/24/98    Purchase by Lens                                    7,335
=============================================================================
        4/27/98    Purchase by Lens                                   43,200
-----------------------------------------------------------------------------
        4/29/98    Purchase by Lens                                   33,500
=============================================================================
        4/30/98    Purchase by Lens                                    2,500
-----------------------------------------------------------------------------
         5/1/98    Purchase by Lens                                   25,000
=============================================================================
         5/4/98    Purchase by Lens                                    9,000
-----------------------------------------------------------------------------
         5/5/98    Purchase by Lens                                    2,800
=============================================================================
         5/6/98    Purchase by Lens                                  100,000
-----------------------------------------------------------------------------
         5/7/98    Purchase by Lens                                   10,000
=============================================================================
         5/8/98    Purchase by Lens                                    6,000
-----------------------------------------------------------------------------
        5/11/98    Purchase by Lens                                   10,000
=============================================================================
        5/12/98    Purchase by Lens                                    5,000
-----------------------------------------------------------------------------
        5/13/98    Purchase by Lens                                   12,000
=============================================================================
        5/14/98    Purchase by Lens                                    1,600
-----------------------------------------------------------------------------
        5/18/98    Purchase by Lens                                    1,500
=============================================================================
        5/20/98    Purchase by Lens                                    1,500
-----------------------------------------------------------------------------
        5/21/98    Purchase by Lens                                    8,000
=============================================================================
        5/22/98    Purchase by Lens                                    1,000
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                                                   NUMBER
     DATE OF                                                         OF
   TRANSACTION                NATURE OF TRANSACTION                SHARES
---------------    ------------------------------------------    ----------
-----------------------------------------------------------------------------
        5/26/98    Purchase by Lens                                    2,780
=============================================================================
         6/9/98    Sale by Lens                                       (5,000)
-----------------------------------------------------------------------------
        6/11/98    Sale by Lens                                      (36,700)
=============================================================================
        6/22/98    Purchase by Lens                                    4,365
-----------------------------------------------------------------------------
        6/23/98    Purchase by Lens                                    1,550
=============================================================================
         9/8/98    Purchase by Lens                                   27,500
-----------------------------------------------------------------------------
         9/9/98    Purchase by Lens                                   10,000
=============================================================================
        9/14/98    Purchase by Lens                                   20,000
-----------------------------------------------------------------------------
        9/15/98    Purchase by Lens                                   33,343
=============================================================================
        9/16/98    Purchase by Lens                                   25,000
-----------------------------------------------------------------------------
        9/18/98    Purchase by Lens                                   20,500
=============================================================================
        11/3/98    Purchase by Lens                                       31
-----------------------------------------------------------------------------
       12/21/98    Purchase by Lens                                      300
=============================================================================
       12/31/98    Purchase by Lens                                    1,000
-----------------------------------------------------------------------------
        1/19/99    Purchase by Lens                                    1,705
=============================================================================
        1/20/99    Purchase by Lens                                       32
-----------------------------------------------------------------------------
        1/20/99    Purchase by Lens                                    1,400
=============================================================================
        2/16/99    Purchase by Lens                                    4,734
-----------------------------------------------------------------------------
        2/17/99    Purchase by Lens                                    4,000
-----------------------------------------------------------------------------
        1/16/98    Purchase by Goodrich                                  400
-----------------------------------------------------------------------------
         8/3/98    Purchase by Goodrich                                  200
=============================================================================
         9/4/98    Purchase by Goodrich                                  300
-----------------------------------------------------------------------------
         9/4/98    Purchase by Goodrich                                  625
=============================================================================
       11/13/98    Purchase by Goodrich                                  200
-----------------------------------------------------------------------------
        2/13/98    Purchase by Holmes                                  2,500
-----------------------------------------------------------------------------